UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-41247

Satellogic Inc.

(Translation of registrant’s name in English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Liberty Investment

On February 10, 2022 (the “Liberty Closing Date”), Satellogic Inc. (the “Company”) closed the previously announced investment by Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor purchased, (i) 20,000,000 Company Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Company Class A Ordinary Share at an exercise price of $10.00 per share (the “Liberty $10.00 Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Company Class A Ordinary Share at an exercise price of $15.00 per share (the “Liberty $15.00 Warrants” and, together with the Liberty $10.00 Warrants, the “Liberty Warrants”), in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million. The Liberty Warrants are exercisable immediately and will expire five years from the Liberty Closing Date.

On the Liberty Closing Date, as previously agreed and pursuant to the A&R Liberty Letter Agreement (as defined below), the Liberty Manager was issued 2,500,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Company Class A Ordinary Shares at an exercise price of $10.00 per share (the “Advisory Fee Warrants”). The Advisory Fee Warrants are exercisable beginning one year from the Liberty Closing Date and will expire five years from the date thereof.

Liberty Letter Agreement

On the Liberty Closing Date, the Company entered into an amended and restated Letter Agreement (the “A&R Liberty Letter Agreement) by and among the Company and the Liberty Investor and, which was agreed to with respect to certain provisions by Emiliano Kargieman and CFAC Holdings V, LLC (the “Sponsor” and together with the Company, Emiliano Kargieman and the Liberty Investor, the “Voting Parties”). Pursuant to the A&R Liberty Letter Agreement, the Voting Parties agreed to support a resolution to modify the Company’s Memorandum and Articles of Association (the “Articles”) to provide that the Class B Vote Per Share (as defined in the Articles) may be adjusted such that the Class B Ordinary Shares will have voting power equal to that of, in the aggregate 20,000,000 Class A Ordinary Shares after giving effect to any forfeiture of Class B Ordinary Shares pursuant to Section 2.11 of that certain previously filed Agreement and Plan of Merger dated July 5, 2021 by and among CF Acquisition Corp. V, Nettar Group Inc., the Company, Ganymede Merger Sub 1 Inc., and Ganymede Merger Sub 2 Inc. (the “Merger Agreement”). In the event that any Earnout Shares (as defined in the Merger Agreement) are issued to Mr. Kargieman pursuant to Section 2.11 of the Merger Agreement, the Company, Mr. Kargieman, the Liberty Investor and Sponsor agreed to take action to further modify the rights of the holders of the Class B Ordinary Shares such that the number of votes attributable to each Class B Ordinary Share be reduced in a manner that results in a vote per share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

The description of the A&R Liberty Letter Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the A&R Liberty Letter Agreement which is attached hereto as Exhibits 99.2.

Director Appointment

Effective on the Liberty Closing Date, pursuant to the A&R Liberty Letter Agreement, General Joseph F. Dunford, Jr. (Ret.), Senior Managing Director of the Liberty Manager, was appointed to the Board of Directors of the Company.

Share Repurchase Program

On February 14, 2022, the Company announced that its Board of Directors approved an initial $5 million share repurchase program. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the timing of repurchases depending on market conditions. Open market repurchases will be structured to occur within the pricing and volume requirements of Rule 10b-18.

The press release announcing the Liberty Investment, the appointment of General Dunford and the approval of the share repurchase program is attached hereto as Exhibit 99.1 but does not constitute part of nor is it incorporated by reference to this Form 6-K.

The Company announces material information to the public through filings with the Securities and Exchange Commission, the investor relations page on the Company’s website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, the Company encourages investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Dated: February 15, 2022

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release of Satellogic Inc. announcing the investment by Liberty Strategic Capital.

99.2	Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC.